Blackstone Alternative Asset Management L.P. (“BAAM”)

Blackstone Strategic Alliance Advisors L.L.C. (“BSAA”)

Blackstone Alternative Solutions L.L.C. (“BAS”)

Blackstone Strategic Capital Advisors L.L.C. (“BSCA”)*

Blackstone Senfina Advisors L.L.C. (“BSA”)

Proxy Voting Policies and Procedures

May 2016

This information contained below is NOT intended to provide a summary of the proxy voting policies and procedures for the publicly offered funds managed by Blackstone Alternative Investment Advisors LLC. Please refer to the Compliance Manuals for these funds for a summary of their proxy voting policies and procedures.

Compliance with the following policies and procedures typically will be reviewed at least annually under the supervision of the Advisor’s General Counsel and Chief Compliance Officers.

I.	Policy

When BAAM, BSAA, BAS, BSCA, or BSA (each an “Advisor”) has discretion to vote the proxies of its clients, including, without limitation, the private investment funds managed by the Advisor (the “Clients”), the Advisor will vote these proxies in the best interest of the Clients and in accordance with these policies and procedures.

These policies and procedures are a supplement to, and form a part of, the Advisor’s Supplemental Policies and Procedures Manual.

II.	Proxy Voting Procedures

For the Advisor, proxies typically arise in the context of requests for consent or other votes requested by underlying hedge fund managers and sub advisors. All proxies received by the Advisor will be sent to the Legal and Product Structuring (“LaPS”) Team, which is responsible for monitoring and documenting the proxy voting process. The LaPS Team will:

(1) Deliver a summary of the proposed changes to the relevant Manager Team members, who will determine the appropriate course of action.

(2) Provide the relevant Manager Team members with a list of Clients that invest in the underlying fund in question and the date by which the Advisor must vote the proxy.

(3) Complete the consent form provided by the underlying manager and prepare it for execution by the appropriate authorized signatory. All proxies will be returned by the LaPS Team either to the custodian, if the Client utilizes a custodian, or directly to the underlying manager.

(4) Update HedgeHog (proprietary software) with the appropriate information.

*	Includes relying adviser BSCA Advisors L.L.C. (“BSCAA”).

(5) Maintain records relating to each proxy, including (i) a copy of the proxy; (ii) the voting decision with regard to the proxy; (iii) any documents created by the Advisor, or others, that were material to the voting decision; (iv) a record of each written request from an investor for proxy voting information; and (v) the Advisor’s written response to any such request (oral or written). Such records shall be maintained by the LaPS Team in its offices for two years and for an additional three years in an easily accessible place.

(6) Maintain a copy of these policies and procedures and all amendments thereto.

Where a Client holds publicly traded securities, the Client’s securities may be borrowed, hypothecated, rehypothecated or pledged by the Client’s custodian on the record date for determining eligibility to vote a proxy. In such case, the Client typically will not be eligible to vote the securities. The Advisor does not believe it is necessary or practical to insist that the custodians “lock up” the Client’s securities at all times (i.e., not allow the Client’s securities to be borrowed, hypothecated, rehypothecated or pledged). However, the Advisor will request that the custodian “lock up” the Client’s securities on a record date if the vote in question is material to the Client’s investments.

III.	Voting Guidelines

In the absence of specific voting guidelines from a Client, the Advisor will vote proxies in the best interests of the Client as determined in the Advisor’s reasonable discretion. The Advisor may elect not to vote certain routine proxies where the Advisor determines that doing so would be unduly burdensome.

IV.	Conflicts of Interest

The LaPS Team will identify any conflicts that exist between the interests of the Advisor and its Clients. This examination will include a review of the relationship of the Advisor and its affiliates with the underlying manager or the issuer of the security to determine if the manager or issuer has any relationship with the Advisor or an affiliate of the Advisor. If a material conflict exists, the Advisor will determine the appropriate course of action.

V.	Disclosure

The Advisor will disclose in each Client’s Confidential Offering Memorandum (or other applicable offering document) that investors, by written request, may obtain a copy of these policies and procedures and may review in the Advisor’s offices information on how the Advisor voted proxies relating to the Client’s portfolio. Such information will include, with respect to each voted proxy, (1) the name of the issuer; (2) the proposal voted upon; and (3) how the Advisor voted the proxy. Similar disclosures and practices will be followed for Clients which are not funds.

VI.	Class Actions

When a recovery is achieved in a class action, investors who owned shares in the company subject to the action have the option to either: (1) opt out of the class action and pursue their own remedy; or (2) participate in the recovery achieved via the class action. If class action documents are received by the Advisor on behalf of a Client, the LaPS Team and relevant Manager Team members together will determine if it is in the best interests of the Client to participate in, or opt out of, the class action. The LaPS Team will maintain appropriate documentation.

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VII.	BSA

BSA has engaged the services of Institutional Shareholder Services, Inc. (“ISS”) to make recommendations to BSA on the voting of proxies related to securities held by BSA Clients. The third- party portfolio managers retained by BSA generally also will retain ISS. ISS provides voting recommendations based on established guidelines and practices.

BSA will review ISS recommendations and generally will vote proxies in accordance with such recommendations. However, BSA may decide not vote in accordance with the ISS recommendations if it believes that the specific ISS recommendation is not in the best interests of the BSA Clients. In addition, if a conflict of interest arises between ISS and a company subject to a proxy vote, the Adviser generally will vote the proxy without considering the analyses of ISS and will consider the recommendation of the company and what the Adviser believes to be in the best interests of the Client.

BSA will rely upon ISS to maintain records of the following with respect to each proxy vote:

•	The Issuer’s name;

•	The security’s ticker symbol or CUSIP, as applicable;

•	The shareholder meeting date;

•	The number of shares that XYZ voted;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the Issuer or a security-holder;

•	Whether BSA cast a vote;

•	How BSA cast its vote (for the proposal, against the proposal, or abstain); and

•	Whether BSA cast its vote with or against management.

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